Exhibit 99.2

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	181 Bay Street, IN200, P.O Box 830, Toronto, Ontario M5J 2T3, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada

Brian D. Lawson. Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada